Exhibit 99.1

CyberArk Announces Strong Third Quarter 2025 Results

Achieves Third Quarter Net New Annual Recurring Revenue (ARR) of $68 Million, up 16% Year-Over-Year

Total ARR Grows 45% Year-Over-Year to Reach $1.341 Billion

Subscription Portion of ARR Grows 57% Year-Over-Year to Reach $1.158 Billion

Newton, Mass. and Petach Tikva, Israel – November 6, 2025 – CyberArk (NASDAQ: CYBR), the global leader in identity security, today announced strong financial results for the third quarter ended September 30, 2025.

“CyberArk delivered outstanding results, highlighted by record third quarter net new ARR and continued strong execution,” said Matt Cohen, Chief Executive Officer of CyberArk. “We saw robust demand across our business, as customers turn to us to solve their most complex identity security challenges. The proliferation of privilege across human identities, the exponential rise of machine identities, and the emerging need to secure agentic AI create a tremendous opportunity — one that we are uniquely positioned to capture.”

Continued Cohen, “Looking ahead, the combination of CyberArk and Palo Alto Networks will create a powerful growth engine, enabling us to reach more customers and meet the rapidly expanding market. Our customers are very excited about this partnership and the creation of a modern identity security platform for the AI era.”

Financial Summary for the Third Quarter Ended September 30, 2025

The financial results for the third quarter of 2025 include the financial contributions from the acquisition of Venafi, which closed on October 1, 2024, and the financial contributions from the acquisition of Zilla Security, which closed on February 12, 2025. The financial results in the comparable period in 2024 did not include any financial contribution from these acquisitions.

•	Total revenue was $342.8 million in the third quarter of 2025, up 43 percent from $240.1 million in the third quarter of 2024.

•	Subscription revenue was $280.1 million in the third quarter of 2025, an increase of 60 percent from $175.6 million in the third quarter of 2024.

•	Maintenance, professional services and other revenue was $62.7 million in the third quarter of 2025, compared to $64.5 million in the third quarter of 2024.

•	GAAP operating loss was $(50.1) million compared to GAAP operating loss of $(11.1) million in the same period last year.

•	Non-GAAP operating income was $64.8 million, or 19 percent margin, compared to non-GAAP operating income of $35.4 million, or 15 percent margin, in the same period last year.

•	GAAP net loss was $(50.4) million, or $(1.00) per basic and diluted share, compared to GAAP net income of $11.1 million, or $0.24 per diluted share, in the same period last year.

•	Non-GAAP net income was $64.9 million, or $1.20 per diluted share, compared to non-GAAP net income of $45.1 million, or $0.94 per diluted share, in the same period last year.

Balance Sheet and Net Cash Provided by Operating Activities

•	As of September 30, 2025, cash, cash equivalents, short and long-term deposits, and marketable securities were $1.964 billion.

•	During the three months ended September 30, 2025, the Company’s net cash provided by operating activities was $50.7 million, compared to $54.2 million in the three months ended September 30, 2024.

•	During the three months ended September 30, 2025, adjusted free cash flow was $51.3 million. This includes adjustments for approximately $0.4 million in payments for capital expenditures related to our new U.S. headquarters and approximately $8.5 million in payments related to the proposed transaction with PANW incurred in the third quarter of 2025.

Key Business Highlights

•	Annual Recurring Revenue (ARR) was $1.341 billion, an increase of 45 percent from $926 million at September 30, 2024.

•	The Subscription portion of ARR was $1.158 billion, or 86 percent of total ARR at September 30, 2025. This represents an increase of 57 percent from $735 million, or 79 percent of total ARR, at September 30, 2024.

•	The Maintenance portion of ARR was $183 million at September 30, 2025, compared to $191 million at September 30, 2024.

•	Recurring revenue in the third quarter of 2025 was $326.3 million, an increase of 46 percent from $224.2 million for the third quarter of 2024.

Recent Developments

•	CyberArk Introduces First Identity Security Solution Purpose-Built to Protect AI Agents with Privilege Controls.

•	CyberArk Named a Leader in the 2025 Gartner® Magic Quadrant™ for Privileged Access Management.(1)

•	CyberArk Recognized as a Leader in the Forrester Wave™ for Privileged Identity Management (PIM), Q3 2025.(2)

•	CyberArk Named an Overall Leader in 2025 KuppingerCole Leadership Compass for Identity Fabrics.(3)

•	CyberArk Named Leader and Outperformer in GigaOm Radar for Enterprise Password Management. (4)

(1) Gartner® Magic Quadrant™ for Privileged Access Management by Abhyuday Data, Paul Mezzera, Shubham Gera, Tarun Rohilla, Michael Kelley, 13 October 2025

(2) The Forrester Wave™: Privileged Identity Management Solutions, Q3 2025 by Geoff Cairns, August 5, 2025

(3) KuppingerCole Analysts “2025 Leadership Compass for Identity Fabrics,” by Martin Kuppinger, May 6, 2025

(4) GigaOm Radar for Enterprise Password Management, by Paul Stringfellow, June 10, 2025

Proposed Transaction with Palo Alto Networks

On July 30, 2025, CyberArk announced that it has entered into a definitive agreement under which Palo Alto Networks (“PANW”) intends to acquire CyberArk in a cash-and-stock transaction valued at approximately $25 billion in equity value, based on per-share consideration of $45.00 in cash and 2.2005 shares of PANW common stock. The press release announcing the transaction is available on the Investor Relations section of the Company’s website. The transaction has been unanimously approved by the boards of directors of both PANW and CyberArk and is expected to close during the second half of PANW’s fiscal 2026, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearances and approval by the Company’s shareholders.

Earnings Conference Call and Guidance

As a result of the proposed transaction with PANW, the Company will not be holding a conference call to discuss its third quarter 2025 results and will not be providing financial guidance.

New Presentation of Revenue Line Items

Beginning in the first quarter of 2025, CyberArk revised the presentation of its lines of revenue and cost of revenue by combining the revenues and cost of revenues previously reported under the “Perpetual license” line and “Maintenance and Professional Services” line under the “Maintenance, Professional Services and Other” line. The Company believes this presentation of revenue and cost of revenue on the consolidated statement of operations aligns with how management evaluates the business. Historical information by quarter for fiscal years 2023 and 2024, which has been retroactively reclassified to reflect the new lines of revenue and cost of revenue, can be found in the PowerPoint presentation posted to CyberArk’s investor relations website.

Gartner Disclaimers

GARTNER is a registered trademarks and service mark, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein, (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this press release) and the opinions expressed in the Gartner Content are subject to change without notice.

Forrester Objectivity Statement

Forrester does not endorse any company, product, brand, or service included in its research publications and does not advise any person to select the products or services of any company or brand based on the ratings included in such publications. Information is based on the best available resources. Opinions reflect judgment at the time and are subject to change. For more information, read about Forrester’s objectivity here.

About CyberArk

CyberArk (NASDAQ: CYBR) is the global leader in identity security, trusted by organizations around the world to secure human and machine identities in the modern enterprise. CyberArk’s AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can reduce operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere. Learn more at cyberark.com.

Copyright © 2025 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Recurring Revenue

•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Annual Recurring Revenue (ARR)

•	ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue

•	Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue

•	Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscription contracts in effect at the end of the reported period.

Net New ARR

•	Net new ARR refers to the difference between ARR as of September 30, 2025 and ARR as of June 30, 2025.

Annual Recurring Revenue (ARR), Subscription portion of ARR and Maintenance portion of ARR are performance indicators that provide more visibility into the growth of our recurring business in the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment. Each of these measures should be viewed independently of revenues and total deferred revenue as each is an operating measure and is not intended to be combined with or to replace either of those measures. ARR, Subscription portion of ARR and Maintenance portion of ARR are not forecasts of future revenues and can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income, non-GAAP net income, free cash flow and adjusted free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net income (loss) or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs, and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating income is calculated as GAAP operating loss excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs, and amortization of intangible assets related to acquisitions.

•	Non-GAAP net income is calculated as GAAP net income (loss) excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs, amortization of intangible assets related to acquisitions, change in fair value of derivative assets, amortization of debt discount and issuance costs, gain from investment in privately held companies, and tax adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment and other assets, and capitalized internal-use software.

•	Adjusted free cash flow is calculated as free cash flow plus one-time tax payment on the capital gain from the intercompany migration of intellectual property (IP) related to the Venafi acquisition, payments for capital expenditures related to our new U.S. headquarters and the payments related to the proposed transaction with PANW.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, facility exit and transition costs, gain from investment in privately held companies, change in fair value of derivative assets, tax adjustments, purchase of property and equipment and other assets, capitalized internal-use software, one-time tax payment on the capital gain from the intercompany migration of intellectual property, payments related to the proposed transaction with PANW, and payments for capital expenditures related to our new U.S. headquarters allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share-based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, change in fair value of derivative assets, gain from investment in privately held companies, and amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow and adjusted free cash flow are liquidity measures that, after the purchase of property and equipment and other assets, capitalized internal-use software, one-time tax payment on the capital gain from the intercompany migration of intellectual property, payments for capital expenditures related to our new U.S. headquarters and payments related to the proposed transaction with PANW provide useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Beginning in the first quarter of 2025, we will utilize a fixed projected non-GAAP tax rate when calculating non-GAAP financial measures to provide better consistency across interim reporting periods. In projecting this rate, we exclude the effects of certain non-recurring items, which do not necessarily reflect our normal operations, and the direct income tax effects of other non-GAAP adjustments. The fixed projected non-GAAP tax rate is based on annual financial projections and reflects our evaluation of historical and projected geographic earnings mix within our operating structure, recurring tax credits, existing tax positions in various jurisdictions and current impacts from key legislation. Based on these considerations, we applied a fixed projected non-GAAP tax rate for 2025 of 24%. We will provide updates to this rate on an annual basis, or more frequently, if significant events have a material impact on the rate.  The rate could be subject to change for a variety of reasons, such as significant changes in the geographic earnings mix, relevant tax law changes in major jurisdictions where we operate, or significant acquisitions. The tax adjustments for the three and nine months ended September 30, 2024 include income tax adjustments related to non-GAAP items.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. These forward-looking statements generally include statements regarding the Company’s financial and operational performance, industry trends, and the proposed transaction with PANW, including the anticipated timing of closing, the anticipated benefits of the transaction, and the combined company’s total addressable market. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and the Company; PANW’s ability to successfully integrate the Company’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or the Company will be unable to retain and hire key personnel; the risk associated with the Company’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or the Company’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, the Company or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or the Company’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock; risks related to the Company’s acquisitions of Venafi Holdings, Inc. (“Venafi”) and Zilla Security Inc. (“Zilla”), including potential impacts on operating results; challenges in retaining and hiring key personnel and maintaining the Venafi and Zilla businesses; risks related to the successful integration of the operations of Venafi or Zilla and the ability to realize anticipated benefits of the combined operations; the rapidly evolving security market, increasingly changing cyber threat landscape and the Company’s ability to adapt its solutions to the information security market changes and demands; the Company’s ability to acquire new customers and maintain and expand its revenues from existing customers; real or perceived security vulnerabilities and gaps in the Company’s solutions or services or the failure of customers or third parties to correctly implement, manage and maintain solutions; the Company’s IT network systems, or those of third-party providers, may be compromised by cyberattacks or other security incidents, or by a critical system disruption or failure; intense competition within the information security market; failure to fully execute, integrate, or realize the benefits expected from strategic alliances, partnerships, and acquisitions; the Company’s ability to effectively execute its sales and marketing strategies, and expand, train and retain its sales personnel; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to hire, upskill, retain and motivate qualified personnel; risks related to the integration of AI technology into our operations and solutions; reliance on third-party cloud providers for the Company’s operations and software-as-a-service (SaaS) solutions; the Company’s ability to maintain successful relationships with channel partners, or if channel partners fail to perform; fluctuation in the Company’s quarterly results of operations; risks related to sales made to government entities; economic uncertainties or downturns; the Company’s history of incurring net losses, its ability to generate sufficient revenue to achieve and sustain profitability and its ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property; fluctuations in currency exchange rates; the ability of the Company’s solutions to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software and other intellectual property; risks related to share price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to issuance of ordinary shares or securities convertible into ordinary shares and dilution, leading to a decline in the market value of the Company’s ordinary shares; changes in tax laws; the Company’s expectation to not pay dividends on its ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including wars and other hostilities in the Middle East; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

Investor Relations Contact:

Kelsey Turcotte

CyberArk

617-558-2132

ir@cyberark.com

Media Contact:

Rachel Gardner

CyberArk

603-531-7229

press@cyberark.com

CYBERARK SOFTWARE LTD.

Consolidated Statements of Operations

U.S. dollars in thousands (except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
Revenues:
Subscription	$175,577	$280,125	$490,230	$794,486
Maintenance, Professional Services and other	64,525	62,711	196,128	193,981

Total revenues	240,102	342,836	686,358	988,467

Cost of revenues:
Subscription	24,569	55,200	68,132	161,122
Maintenance, Professional Services and other	22,616	24,981	66,479	75,865

Total cost of revenues	47,185	80,181	134,611	236,987

Gross profit	192,917	262,655	551,747	751,480

Operating expenses:
Research and development	59,306	86,728	169,776	247,528
Sales and marketing	113,690	162,595	333,993	472,636
General and administrative	31,011	63,415	89,422	137,949

Total operating expenses	204,007	312,738	593,191	858,113

Operating loss	(11,090)	(50,083)	(41,444)	(106,633)

Financial income, net	23,442	20,736	50,841	43,098

Income (loss) before taxes on income	12,352	(29,347)	9,397	(63,535)

Taxes on income	(1,242)	(21,091)	(5,740)	(66,268)

Net income (loss)	$11,110	$(50,438)	$3,657	$(129,803)

Basic income (loss) per ordinary share	$0.26	$(1.00)	$0.09	$(2.59)
Diluted income (loss) per ordinary share	$0.24	$(1.00)	$0.08	$(2.59)

Shares used in computing net income (loss)
per ordinary shares, basic	43,310,397	50,427,652	42,879,017	50,049,678
Shares used in computing net income (loss)
per ordinary shares, diluted	48,260,869	50,427,652	44,290,424	50,049,678

CYBERARK SOFTWARE LTD.

Consolidated Balance Sheets

U.S. dollars in thousands

(Unaudited)

	December 31,	September 30,
	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$526,467	$523,559
Short-term bank deposits	256,953	418,359
Marketable securities	36,356	525,697
Trade receivables	328,465	275,715
Prepaid expenses and other current assets	45,292	88,793

Total current assets	1,193,533	1,832,123

LONG-TERM ASSETS:
Long-term deposits	2,400	53,000
Marketable securities	21,345	443,645
Property and equipment, net	19,581	31,296
Intangible assets, net	534,726	495,792
Goodwill	1,317,374	1,444,680
Other long-term assets	256,131	297,915
Deferred tax asset	3,305	3,556

Total long-term assets	2,154,862	2,769,884

TOTAL ASSETS	$3,348,395	$4,602,007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,671	$22,784
Employees and payroll accruals	133,400	123,105
Accrued expenses and other current liabilities	53,486	94,458
Deferred revenues	596,874	615,492

Total current liabilities	807,431	855,839

LONG-TERM LIABILITIES:
Convertible senior notes, net	-	1,220,870
Deferred revenues	95,190	81,120
Other long-term liabilities	75,970	108,841

Total long-term liabilities	171,160	1,410,831

TOTAL LIABILITIES	978,591	2,266,670

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	130	133
Additional paid-in capital	2,494,158	2,569,922
Accumulated other comprehensive income	2,173	21,742
Accumulated deficit	(126,657)	(256,460)

Total shareholders' equity	2,369,804	2,335,337

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,348,395	$4,602,007

CYBERARK SOFTWARE LTD.

Consolidated Statements of Cash Flows

U.S. dollars in thousands

(Unaudited)

	Nine Months Ended
	September 30,
	2024	2025
Cash flows from operating activities:
Net income (loss)	$3,657	$(129,803)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,983	97,144
Amortization of premium and accretion of discount on marketable securities, net and other	(3,591)	(3,561)
Share-based compensation	121,421	167,007
Deferred income taxes, net	2,764	2,570
Decrease in trade receivables	20,315	54,595
Amortization of debt discount and issuance costs	2,257	1,872
Change in fair value of derivative assets	(2,591)	-
Increase in prepaid expenses, other current and long-term assets and others	(31,778)	(60,315)
Changes in operating lease right-of-use assets	5,947	10,796
Decrease in trade payables	(6,078)	(2,819)
Increase (decrease) in short-term and long-term deferred revenues	45,177	(349)
Decrease in employees and payroll accruals	(6,195)	(12,175)
Increase in accrued expenses and other current and long-term liabilities	10,216	35,991
Changes in operating lease liabilities	(6,353)	(7,018)

Net cash provided by operating activities	167,151	153,935

Cash flows from investing activities:
Investment in short and long term deposits	(221,898)	(436,229)
Proceeds from short and long term deposits	374,707	232,997
Investment in marketable securities and other	(129,481)	(988,724)
Proceeds from maturities of marketable securities	204,764	83,903
Proceeds from sales of marketable securities and other	483,296	253
Purchase of property and equipment and other assets	(5,515)	(9,055)
Capitalized internal-use software	(1,575)	(7,371)
Payments for business acquisitions, net of cash acquired	-	(164,383)

Net cash provided by (used in) investing activities	704,298	(1,288,609)

Cash flows from financing activities:
Payment of withholding tax related to employee stock plans	(7,661)	(7,689)
Proceeds from exercise of stock options	5,245	4,875
Proceeds from issuance of convertible senior notes, net of issuance costs	-	1,218,998
Purchase of capped calls	-	(110,000)
Proceeds in connection with employees stock purchase plan	14,867	20,725

Net cash provided by financing activities	12,451	1,126,909

Increase (decrease) in cash and cash equivalents	883,900	(7,765)

Effect of exchange rate differences on cash and cash equivalents	(1,361)	4,857

Cash and cash equivalents at the beginning of the period	355,933	526,467

Cash and cash equivalents at the end of the period	$1,238,472	$523,559

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Adjusted Free Cash Flow:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
Net cash provided by operating activities	$54,173	$50,676	$167,151	$153,935
Less:
Purchase of property and equipment and other assets	(2,008)	(4,571)	(5,515)	(9,055)
Capitalized internal-use software	(597)	(3,755)	(1,575)	(7,371)

Free cash flow	$51,568	$42,350	$160,061	$137,509
Plus:
Tax payment related to transfer of Venafi IP	-	-	-	44,112
Payments related to the proposed transaction with PANW	-	8,491	-	8,491
Payment for capital expenditures related to new U.S. Headquarters	-	418	-	418

Adjusted free cash flow	$51,568	$51,259	$160,061	$190,530

GAAP net cash provided by (used in) investing activities	534,926	(405,864)	704,298	(1,288,609)
GAAP net cash provided by (used in) financing activities	6,196	(7,152)	12,451	1,126,909

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
Gross profit	$192,917	$262,655	$551,747	$751,480
Plus:
Share-based compensation (1)	5,624	7,293	15,857	19,650
Amortization of share-based compensation capitalized in software development costs (3)	81	100	234	288
Amortization of intangible assets (2)	1,704	21,338	5,113	64,561

Non-GAAP gross profit	$200,326	$291,386	$572,951	$835,979

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
Operating expenses	$204,007	$312,738	$593,191	$858,113
Less:
Share-based compensation (1)	37,767	56,241	105,564	147,357
Amortization of intangible assets (2)	126	8,091	376	23,607
Acquisition related expenses	1,144	21,197	6,425	22,302
Facility exit and transition costs	-	615	-	615

Non-GAAP operating expenses	$164,970	$226,594	$480,826	$664,232

Reconciliation of Operating Loss to Non-GAAP Operating Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
Operating loss	$(11,090)	$(50,083)	$(41,444)	$(106,633)
Plus:
Share-based compensation (1)	43,391	63,534	121,421	167,007
Amortization of share-based compensation capitalized in software development costs (3)	81	100	234	288
Amortization of intangible assets (2)	1,830	29,429	5,489	88,168
Acquisition related expenses	1,144	21,197	6,425	22,302
Facility exit and transition costs	-	615	-	615

Non-GAAP operating income	$35,356	$64,792	$92,125	$171,747

Reconciliation of Net Income (Loss) to Non-GAAP Net Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
Net income (loss)	$11,110	$(50,438)	$3,657	$(129,803)
Plus:
Share-based compensation (1)	43,391	63,534	121,421	167,007
Amortization of share-based compensation capitalized in software development costs (3)	81	100	234	288
Amortization of intangible assets (2)	1,830	29,429	5,489	88,168
Acquisition related expenses	1,144	21,197	6,425	22,302
Facility exit and transition costs	-	615	-	615
Amortization of debt discount and issuance costs	753	1,634	2,257	1,872
Change in fair value of derivative assets	(2,591)	-	(2,591)	-
Gain from investment in privately held companies	-	(1,754)	-	(5,072)
Tax adjustments (4)	(10,578)	593	(29,787)	15,473

Non-GAAP net income	$45,140	$64,910	$107,105	$160,850

Non-GAAP net income per share
Basic	$1.04	$1.29	$2.50	$3.21
Diluted	$0.94	$1.20	$2.23	$3.07

Weighted average number of shares
Basic	43,310,397	50,427,652	42,879,017	50,049,678
Diluted	48,260,869	54,213,736	47,926,888	52,435,569

(1) Share-based Compensation :

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
Cost of revenues - Subscription	$1,702	$2,853	$4,731	$7,506
Cost of revenues - Maintenance, Professional Services and Other	3,922	4,440	11,126	12,144
Research and development	8,541	14,144	24,258	38,177
Sales and marketing	17,486	24,527	49,277	65,429
General and administrative	11,740	17,570	32,029	43,751

Total share-based compensation	$43,391	$63,534	$121,421	$167,007

(2) Amortization of intangible assets :

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
Cost of revenues - Subscription	$1,704	$21,338	$5,113	$64,561
Sales and marketing	126	8,091	376	23,607

Total amortization of intangible assets	$1,830	$29,429	$5,489	$88,168

(3) Classified as Cost of revenues - Subscription.

(4) Beginning in the first quarter of 2025, we will utilize a fixed projected non-GAAP tax rate in calculating non-GAAP financial measures to provide better consistency across interim reporting periods. In projecting this rate, we exclude the effects of certain non-recurring items, which do not necessarily reflect our normal operations, and the direct income tax effects of other non-GAAP adjustments. The fixed projected non-GAAP tax rate is based on annual financial projections and reflects our evaluation of historic and projected geographic earnings mix within our operating structure, recurring tax credits, existing tax positions in various jurisdictions and current impacts from key legislation. Based on these considerations, we applied a   fixed projected non-GAAP tax rate for 2025 of 24%. The tax adjustments for the three and nine months ended September 30, 2024 include income tax adjustments related to non-GAAP items.